NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

December 10, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 10, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay

Barb O'Neill

1/2/08

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **DECEMBER 10, 2007**

News Release: **07-16** Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE ON DRILLING AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on drilling at the Taylor Brook property in Newfoundland. Five holes have been completed and drilling is commencing on hole number 6. To date 633 meters of the planned 1000 meter initial program have been drilled, and the program could be complete by mid December.

The company is very pleased with the drilling to date. Drilling has encountered numerous sulfide-bearing zones, and is showing that the mafic to ultramafic body which hosts sulfide mineralization gets significantly larger at depth. A multiphase mafic to ultramafic intrusive body has been intersected in drill core. Of particular interest is a sulfide-bearing mafic intrusive phase that appears to be part of an intrusive breccia pipe. This sulfide-bearing intrusive contains visible copper sulfides (chalcopyrite) and pyrrhotite. Numerous small zones of semi-massive sulfides have been encountered within larger sulfide-bearing intervals that are several 10's of meters in length.

Samples from drill holes 1 to 5 are being processed and will be delivered to the laboratory for assay shortly. Results are expected in early January.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 10, 2007**

News Release: **07-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE ON DRILLING AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on drilling at the Taylor Brook property in Newfoundland. Five holes have been completed and drilling is commencing on hole number 6. To date 633 meters of the planned 1000 meter initial program have been drilled, and the program could be complete by mid December.

The company is very pleased with the drilling to date. Drilling has encountered numerous sulfide-bearing zones, and is showing that the mafic to ultramafic body which hosts sulfide mineralization gets significantly larger at depth. A multiphase mafic to ultramafic intrusive body has been intersected in drill core. Of particular interest is a sulfide-bearing mafic intrusive phase that appears to be part of an intrusive breccia pipe. This sulfide-bearing intrusive contains visible copper sulfides (chalcopyrite) and pyrrhotite. Numerous small zones of semi-massive sulfides have been encountered within larger sulfide-bearing intervals that are several 10's of meters in length.

Samples from drill holes 1 to 5 are being processed and will be delivered to the laboratory for assay shortly. Results are expected in early January.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE DECEMBER 10, 2007

News Release: **07-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

UPDATE ON DRILLING AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an update on drilling at the Taylor Brook property in Newfoundland. Five holes have been completed and drilling is commencing on hole number 6. To date 633 meters of the planned 1000 meter initial program have been drilled, and the program could be complete by mid December.

The company is very pleased with the drilling to date. Drilling has encountered numerous sulfide-bearing zones, and is showing that the mafic to ultramafic body which hosts sulfide mineralization gets significantly larger at depth. A multiphase mafic to ultramafic intrusive body has been intersected in drill core. Of particular interest is a sulfide-bearing mafic intrusive phase that appears to be part of an intrusive breccia pipe. This sulfide-bearing intrusive contains visible copper sulfides (chalcopyrite) and pyrrhotite. Numerous small zones of semi-massive sulfides have been encountered within larger sulfide-bearing intervals that are several 10's of meters in length.

Samples from drill holes 1 to 5 are being processed and will be delivered to the laboratory for assay shortly. Results are expected in early January.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert
President/Director

END